SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act or 1934

For the month of January, 2002

Chartwell Technology Inc.
(SEC File No: 0-30456)

Suite 700, 407 2nd Street SW, Calgary, Alberta, Canada T2P 2Y3
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F

Form 20-F X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X_

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

CHARTWELL TECHNOLOGY INC.

Date January 31, 2002

By: *"Signed"*
Barry H. Foster, Chief Financial Officer

Chartwell Technology Inc.

PRESS RELEASE

CHARTWELL POSTS STRONG REVENUE GROWTH AND PROFITABILITY IN FOURTH QUARTER

Chartwell Technology Inc. CWH.V

Calgary, Canada January 7, 2002, Chartwell Technology Inc. (CDNX: CWH) a leading provider of gaming and information systems for companies engaged in the Internet gaming industry, announces financial results for the fourth quarter and fiscal year ended October 31, 2001.

The fourth quarter represents Chartwell's second consecutive profitable quarter. Quarter to quarter revenue growth was 36% and revenue growth for the fiscal year was 125%. While we did not show a profit for the year as a whole, our loss for the year decreased by 68% over the prior year. After three years of dedicated software development, Chartwell has turned the corner of profitability on the strength of our unique software systems and development capabilities and our strong base of gaming industry clients.

	3 Months Ended October 31		
	2001 $	2000 $	
Revenue	1,259,336	694,951	+81%
Expenses	1,235,055	1,711,212	-28%
Net Income (Loss)	24,281	(1,016,212)	+102%

Revenues for the fourth quarter were $1,259,336, an increase of 81% over the corresponding period of the previous year and a 36% increase over the preceding quarter. The majority of revenues were generated by our subsidiary company, Chartwell Games Corp. through software licensing and development fees. Expenses for the quarter were $1,235,055, a decrease of 28% over the prior year and an increase of 33% from the preceding quarter. The majority of these expenses related to software development.

Chartwell posted a profit of $24,281 for the fourth quarter compared with a loss of $1,016,261 in the corresponding period of the prior year and a profit of $1,752 in the preceding quarter. Expenses related to software development are not capitalized. Chartwell enters this new fiscal year with a strong balance sheet and well capitalized with working capital at the end of the period of $7,298,423.

Chartwell is unique in the online gaming software business. Our rigid adherence to the business principle of supplying leading edge technology and allowing our licensees total control of their business has resulted in a longer than expected drive to profitability. However, this fundamental business premise leaves us very well positioned to significantly expand our market share in the future of online gaming which demonstrates a clear shift to the sophisticated gaming operator who demands custom applications, integration and total control. With Chartwell as a technology partner there is no restriction on how a gaming operator wishes to structure its business and there is no element of, or potential for, conflict of interest. Our business model precludes participation in the online gaming business of our clients or otherwise.

Chartwell's comprehensive software solution has been carefully tailored to meet the specific needs of the next generation of online gaming operators who look to set new standards for the industry.

An increased marketing effort in 2002 will focus on expanding our target market share and our geographic penetration. Our corporate focus will remain the continuous development of new games and gaming systems to enhance the ability of our customers to maximize their profits while we introduce new responsible gaming functionality to address the developing regulatory environments and to reflect the high business standards of the new generation of online gaming operators whom we support.

Chartwell Technology Inc. specializes in the development of leading edge gaming applications and entertainment content for the Internet. Chartwell's Java and Flash based software products and games are designed for deployment in gaming, entertainment, advertising and promotional applications. Chartwell does not participate in the online gaming business of its clients. Chartwell's team of highly trained professionals is committed to delivering the highest quality software and maintaining its leading edge through continuous development and unparalleled customer support.

Chartwell invites you to preview and play our games at: www.chartwelltechnology.com

For further information, please contact:
Chartwell Technology Inc.

Darold H. Parken, President
(877) 261-6619 or (403) 261-6619
dhp@chartwelltechnology.com

David Bajwa, Investor Relations
(877) 669-4180 or (604) 669-4180
info@chartwelltechnology.com

CHARTWELL TECHNOLOGY INC.

Consolidated Balance Sheets

		October 31, 2001		October 31, 2000
		(unaudited)		
Assets				
Current assets:				
Cash and cash equivalents	$	2,741,078	$	8,793,474
Short term investments		3,350,007		-
Accounts receivable		1,200,036		143,753
Prepaid expenses		79,867		71,968
		7,370,988		9,009,195
Available for sale long-term securities		42,882		42,882
Capital assets		303,392		327,745
Deferred software development costs		220,144		330,220
	$	7,937,406	$	9,710,042
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	59,897	$	785,542
Current portion of obligations under capital lease		12,668		12,486
Deferred revenue		-		299,789
		72,565		1,097,817
Obligations under capital lease		13,446		17,363
Shareholders' equity:				
Share capital		14,511,135		14,418,635
Deficit		(6,659,740)		(5,823,773)
		7,851,395		8,594,862
	$	7,937,406	$	9,710,042

CHARTWELL TECHNOLOGY INC.

Consolidated Statements of Income (Loss) and Deficit

(unaudited)

	Three months ended October 31, 2001	Three months ended October 31, 2000	Year ended October 31, 2001	Year ended October 31, 2000
Revenue:				
Software set-up fees	$ 877,146	$ 436,329	$ 1,928,696	$ 909,902
Software license fees	284,873	(28,583)	908,876	172,463
Interest and other	97,317	287,205	394,782	338,924
	1,259,336	694,951	3,232,354	1,421,289
Expenses:				
Software development and support	527,431	504,477	2,013,601	1,291,899
General and administrative	883,394	1,107,375	2,065,710	2,523,572
Gain from extinguishment of debt	(242,512)	-	(242,512)	-
Depreciation and amortization	39,223	68,654	121,446	121,050
Amortization of deferred software development costs	27,519	30,706	110,076	110,074
	1,235,055	1,711,212	4,068,321	4,046,595
Net income (loss)	24,281	(1,016,261)	(835,967)	(2,625,306)
Deficit, beginning of period	(6,684,021)	(4,807,512)	(5,823,773)	(3,198,467)
Deficit, end of period	$ (6,659,740)	$ (5,823,773)	$ (6,659,740)	$ (5,823,773)
Net income (loss) per share:	$ 0.00	$ (0.07)	$ (0.05)	$ (0.21)

CHARTWELL TECHNOLOGY INC.

Consolidated Statements of Cash Flows

(unaudited)

	Three months ended October 31,		Year ended October 31,	
	2001	2000	2001	2000
Cash provided by (used in):				
Operations:				
Net income (loss)	$ 24,281	$ (1,590,394)	$ (835,967)	$ (2,625,306)
Depreciation and amortization	39,223	86,586	121,446	121,050
Amortization of deferred software development costs	27,519	55,662	110,076	110,074
Deferred revenue	(30,915)	(123,014)	(299,789)	(123,014)
Change in non-cash working capital:				
Accounts receivable	(466,099)	1,096,186	(1,056,283)	150,150
Prepaid expenses	1,782	(5,495)	(7,899)	(5,495)
Accounts payable and accrued liabilities	29,034	123,878	(725,645)	437,737
	(435,283)	1,214,569	(1,789,827)	582,392
	(375,175)	(356,591)	(2,694,061)	(1,934,804)
Financing:				
Issue of shares	-	1,447,500	92,500	1,447,500
Issue of special warrants	-	-	-	10,075,000
Share and special warrant issue costs	-	-	-	(816,416)
Repayment of lease obligations	7,552	(229,155)	(3,735)	(230,375)
Long-term debt	-	(44,673)	-	(42,625)
	7,552	1,173,672	88,765	10,433,084
Investments:				
Purchase of short term investments	(3,350,007)	-	(3,350,007)	-
Purchase of capital assets	(40,216)	(175,372)	(97,093)	(314,715)
	(3,390,223)	(175,372)	(3,447,100)	(314,715)
Increase (decrease) in cash	(3,757,846)	641,709	(6,052,396)	8,183,565
Cash, beginning of period	6,498,924	8,151,765	8,793,474	609,909
Cash, end of period	$ 2,741,078	$ 8,793,474	$ 2,741,078	$ 8,793,474